UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 2026

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

Coca-Cola ANDINA

80 años Nuestra fórmula

Earnings Release 2Q26

Coca-Cola
SIN AZÚCAR
SIN CALORÍAS
RETORNABLE
Coca-Cola
ZERO AZÚCAR

July 28, 2026

Contact in Santiago, Chile
Paula Vicuña, Investor Relations Officer
(56-2) 2338-0520 / andina.ir@koandina.com

Conference Call Information
Wednesday, July 29, 2026
11:00 a.m. Chile – 11:00 a.m. ET

Participant Dial-In
U.S.A.: 1 (718) 866-4614
Chile : 56 (2) 2840-1484
More telephone numbers available at the conference call link
Access code: 163263

Webcast
https://m.closir.com/slides?id=163263

Audio
Available at www.koandina.com
Wednesday, July 29, 2026, following the conference call.

EXECUTIVE SUMMARY

The quarter closed with a consolidated Sales Volume of 213.7 million unit cases*, increasing 3.0% compared to the same quarter of the previous year. Transactions* totaled 1,188.4 million for the quarter, representing a 4.7% increase compared to the same quarter of the previous year. Accumulated consolidated Sales Volume reached 465.3 million unit cases, representing a 1.5% increase compared to the previous year. Accumulated transactions totaled 2,520.9 million, representing a 1.3% increase.

The Company’s reported figures are as follows:

•	Consolidated Net Sales reached CLP 820,087 million for the quarter, an increase of 11.1% compared to the same quarter of the previous year. Accumulated consolidated Net Sales reached CLP 1,744,445 million, representing an increase of 8.2% compared to the previous year.
•	Consolidated Operating Income* reached CLP 93,235 million for the quarter, representing a 16.7% increase compared to the same quarter of the previous year. Accumulated consolidated Operating Income was CLP 242,221 million, a 15.0% increase compared to the previous year.
•	Consolidated Adjusted EBITDA* increased by 17.0% compared to the same quarter of the previous year, reaching CLP 139,550 million for the quarter. Adjusted EBITDA margin reached 17.0%, an expansion of 85 basis points compared to the same quarter of the previous year. Consolidated accumulated Adjusted EBITDA was CLP 333,586 million, representing a 15.6% increase compared to the previous year. Adjusted EBITDA margin for the period reached 19.1%, an expansion of 123 basis points compared to the previous year.
•	Net Income attributable to the owners of the controller for the quarter reached CLP 37,260 million, representing an increase of 0.1% compared to the same quarter of the previous year. Accumulated Net Income attributable to the owners of the controller was CLP 134,902 million, representing an increase of 18.8% compared to the previous year.

SUMMARY OF RESULTS SECOND QUARTER AND FIRST HALF 2026
(Figures in million CLP)	2Q25	2Q26	Var %	1H25	1H26	Var %
Sales Volume (Million Unit Cases)	207.5	213.7	3.0%	458.5	465.3	1.5%
Net Sales	738,154	820,087	11.1%	1,612,680	1,744,445	8.2%
Operating Income*	79,873	93,235	16.7%	210,562	242,221	15.0%
Adjusted EBITDA*	119,323	139,550	17.0%	288,529	333,586	15.6%
Net income attributable to the owners of the controller	37,233	37,260	0.1%	113,589	134,902	18.8%

Comments of the Chief Executive Officer, Mr. Miguel Ángel Peirano

“In the second quarter of this year, we delivered a solid financial performance, highlighted by a 17.0% growth in Consolidated Adjusted EBITDA, which totaled CLP 139,550 million. This performance was driven by growth in Adjusted EBITDA in local currency across all our operations: Chile grew by 18.8%, Paraguay by 10.6%, Brazil by 8.7%, and Argentina by 0.9%. On a currency-neutral* basis, Consolidated Adjusted EBITDA grew by 9.4%. Meanwhile, the Adjusted EBITDA Margin for the quarter reached 17.0%, representing an expansion of 85 basis points. This increase in Adjusted EBITDA Margin was driven by strong revenue management initiatives, as well as strict cost and expense control across all four operations, which allowed us to successfully mitigate the negative effects of rising oil prices. Net income attributable to the owners of the controller totaled CLP 37,260 million, representing a 0.1% increase compared to the same period last year, as it was impacted by higher inflation adjustment expenses resulting from the effect of inflation on our debt denominated in UF, as well as higher taxes.

Consolidated volumes grew 3.0% during the quarter, reaching 213.7 million unit cases. Volume in Brazil grew 8.0%, while in Chile it increased 2.5%, and in Paraguay 2.3%. Volume from the operation in Argentina decreased 6.6%, still heavily impacted by weak consumer spending in that economy.

Sustainability remains a pillar of our long-term value creation strategy and a key factor in strengthening the Company’s competitiveness. The integration of environmental, social, and governance (ESG) criteria into business management, along

*The definitions used can be found in the Glossary on page 16 of this document.

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with the continuous strengthening of our governance, ethics, and compliance practices, has enabled us to make consistent progress on the issues most relevant to our industry. This approach has been recognized through our inclusion in the FTSE4Good and Dow Jones Sustainability Index (DJSI). Specifically, in the DJSI, we were recognized as the leading company in Chile’s beverage industry and ranked among the top five best-performing companies in the sector globally. These recognitions reflect a business management approach in which growth, operational excellence, and sustainability advance in an integrated manner. We will continue to deepen this approach, convinced that it strengthens Coca-Cola Andina’s resilience and competitiveness and contributes to the creation of long-term sustainable value for all our stakeholders.

Finally, during the second quarter, we continued to accelerate our digital transformation, consolidating our “Mi” ecosystem as the enabler of a “phygital” Route to Market strategy. Our focus remains on capturing greater value through better orchestration of digital and human capabilities, simplifying processes, enhancing our clients’ experience, increasing commercial productivity, and improving operational efficiency. In this context, we continue to strengthen our digital ecosystem by evolving and expanding applications such as Mi Market, Mi Ruta, Loyalty, and other digital capabilities that enhance our customer relationships and sales management. In particular, this quarter we highlight the progress made with “Nina,” our generative artificial intelligence sales platform currently operating in Chile, which we will soon expand to our other operations.”

BASIS OF PRESENTATION

The figures in the following analysis are expressed in accordance with IFRS, in nominal Chilean pesos, both for consolidated results and for the results of each of our operations. All variations with respect to 2025 are nominal.

Since Argentina has been classified as a hyperinflationary economy, in accordance with IAS 29, translation of figures from local currency to the reporting currency was performed using the closing exchange rate for the translation to Chilean pesos. Local currency figures for both 2026 and 2025 referred to in the Argentina sections are all in June 2026 currency.

Finally, a devaluation of local currencies against the U.S. dollar has a negative impact on our dollarized costs, and a devaluation of local currencies against the Chilean peso has a negative impact on the consolidation of figures.

When we refer to "Argentina", it includes our subsidiaries Embotelladora del Atlántico S.A. and Empaques Argentina S.A. When we refer to "Chile", it includes the operation in Chile of Embotelladora Andina S.A., as well as its subsidiaries VJ S.A., Vital Aguas S.A., Envases Central S.A. and Re-Ciclar S.A.

CONSOLIDATED RESULTS: Second Quarter 2026 vs. Second Quarter 2025

(Figures in million CLP)	2Q25	2Q26	Var %
Net Sales	738,154	820,087	11.1%
Operating Income	79,873	93,235	16.7%
Adjusted EBITDA	119,323	139,550	17.0%
Net income attributable to the owners of the controller	37,233	37,260	0.1%

During the quarter, consolidated Sales Volume was 213.7 million unit cases, representing a 3.0% increase compared to the same period in 2025, driven by volume growth in operations in Brazil, Chile, and Paraguay, partially offset by a decline in volume in Argentina. The Non-Alcoholic Beverages segment accounted for 95.6% of consolidated Sales Volume and grew by 2.9%, driven by volume increases in the operations in Brazil, Chile, and Paraguay, partially offset by a volume decline in the Argentine operation. The Alcoholic Beverages segment accounted for 4.4% of total sales volume and grew by 4.2%, driven by increased volume in Brazil, Argentina, and Paraguay, partially offset by a decline in volume in Chile. Transactions totaled 1,188.4 million for the quarter, representing a 4.7% increase compared to the same quarter of the previous year.

Consolidated Net Sales reached CLP 820,087 million, an increase of 11.1%, due to revenue growth in the reporting currency across the four countries where we operate, partly driven by the positive currency translation effect from our operations in Paraguay, Brazil, and Argentina. During the second quarter, 86.0% of the Company’s total net revenue was generated through our digital platforms, representing an increase

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of 15 percentage points compared to the same period last year, with client satisfaction levels (Net Promoter Score (NPS)) of approximately 60.4%.

Consolidated Cost of Sales increased by 9.3%, primarily due to (i) higher concentrate costs in Brazil and Paraguay, (ii) the effect of a shift in the mix toward products with higher unit costs in Brazil, Chile, and Paraguay, (iii) higher Pet resin costs in Chile, (iv) the effect of translating figures from our subsidiaries in Argentina, Brazil, and Paraguay to the reporting currency, and (v) the effect of the devaluation of Argentina’s local currency on our dollar-denominated costs. This was partially offset by (i) lower sugar costs in Brazil, Chile, and Paraguay, (ii) lower concentrate costs in Argentina and Chile, and (iii) the positive effect of the appreciation of the Brazilian real, the Chilean peso, and the Paraguayan guaraní against the U.S. dollar on our dollar-denominated costs.

Consolidated Distribution Costs and Administrative Expenses increased by 13.0%, which is primarily explained by (i) higher distribution costs in Brazil, Chile, and Paraguay, (ii) higher marketing expenses in Argentina and Brazil, (iii) higher labor costs in Brazil, Chile, and Paraguay, (iv) lower other operating income in Argentina, Brazil, and Paraguay, and (v) the effect of translating the financial statements of our subsidiaries in Argentina, Brazil, and Paraguay into the reporting currency. This was partially offset by lower labor and distribution costs in Argentina.

The aforementioned effects resulted in consolidated Operating Income of CLP 93,235 million, an increase of 16.7%. Operating margin was 11.4%.

Consolidated Adjusted EBITDA reached CLP 139,550 million, an increase of 17.0%. Adjusted EBITDA Margin was 17.0%, an expansion of 85 basis points.

Net income attributable to the owners of the controller for the quarter was CLP 37,260 million, an increase of 0.1%, and Net Margin reached 4.5%, a contraction of 50 basis points.

ARGENTINA: Second Quarter 2026 vs. Second Quarter 2025

	2Q25	2Q26	% Var.	2Q25	2Q26	% Var.
	(Figures in million CLP)			(Figures in million ARS as of June 2026)
Net Sales	170,285	170,808	0.3%	291,289	274,491	-5.8%
Operating Income	8,875	9,504	7.1%	15,182	15,273	0.6%
Adjusted EBITDA	20,283	21,783	7.4%	34,695	35,005	0.9%

Sales Volume for the quarter decreased by 6.6%, reaching 36.4 million unit cases, driven by declines in the Soft Drinks, Water, Juices, and Other Non-Alcoholic Beverages categories, partially offset by growth in the Beer and Other Alcoholic Beverages category. Transactions reached 174.7 million, representing a 5.8% decrease.

Net Sales totaled CLP 170,808 million, an increase of 0.3%. In local currency, they decreased by 5.8%, primarily due to the aforementioned decline in volume, partially offset by an increase in average revenue per unit case sold.

Cost of Sales decreased by 1.2%, while in local currency it decreased by 7.2%, which is primarily explained by (i) lower sales volume, (ii) a lower cost of concentrate, and (iii) a shift in the mix toward products with a lower unit cost. This was partially offset by (i) higher labor costs, (ii) higher depreciation charges, and (iii) the devaluation of the Argentine peso, which impacts our dollar-denominated costs.

Distribution Costs and Administrative Expenses increased by 1.7% in the reporting currency, while in local currency they decreased by 4.4%, primarily due to the effect of lower sales volumes on distribution and haulage expenses and lower labor costs. This was partially offset by lower other operating income classified under this item and higher marketing expenses.

The aforementioned effects led to an Operating Income of CLP 9,504 million, an increase of 7.1% compared to the same period last year. Operating Margin was 5.6%. In local currency, Operating Income increased by 0.6%.

Adjusted EBITDA totaled CLP 21,783 million, an increase of 7.4%. Adjusted EBITDA Margin was 12.8%, an expansion of 84 basis points. Meanwhile, Adjusted EBITDA in local currency increased by 0.9%.

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BRAZIL: Second Quarter 2026 vs. Second Quarter 2025

	2Q25	2Q26	% Var.	2Q25	2Q26	% Var.
	(Figures in million CLP)			(Figures in million BRL)
Net Sales	220,715	268,054	21.4%	1,321	1,503	13.8%
Operating Income	38,557	43,221	12.1%	231	242	4.9%
Adjusted EBITDA	48,320	56,113	16.1%	289	315	8.7%

Sales Volume for the quarter reached 89.3 million unit cases, an increase of 8.0%, driven by growth across all categories. The Non-Alcoholic Beverages segment accounted for 99.1% of total sales volume and grew by 7.7%, driven by growth across all categories within the segment. The Alcoholic Beverages segment accounted for 0.9% of total sales volume and grew by 62.6%, driven primarily by growth in the Beer category, partially offset by a decline in the Other Alcoholic Beverages category. Transactions totaled 482.9 million, representing an increase of 10.8%.

Net Sales totaled CLP 268,054 million, an increase of 21.4%. In local currency, Net Sales increased by 13.8%, driven primarily by the aforementioned volume growth and by the increase in average revenue per unit case sold. Net Sales in the Non-Alcoholic Beverages segment increased by 13.8% in local currency, accounting for 97.8% of total sales. Net Sales in the Alcoholic Beverages segment increased by 14.3% in local currency, accounting for 2.2% of total sales.

Cost of Sales increased by 22.2%, while in local currency it increased by 14.4%, primarily due to (i) higher sales volume, (ii) higher concentrate costs, (iii) a shift in the mix toward higher unit cost products, and (iv) higher depreciation charges. This was partially offset by lower sugar costs, as well as by the positive effect on our dollar-denominated costs resulting from the appreciation of the Brazilian real against the U.S. dollar.

Distribution Costs and Administrative Expenses increased by 26.9% in the reporting currency. In local currency, they increased by 18.9%, which is primarily explained by (i) higher marketing expenses, (ii) lower other operating income classified under this item, (iii) higher labor costs, and (iv) higher distribution expenses.

The aforementioned effects led to an Operating Income of CLP 43,221 million, an increase of 12.1%. Operating Margin was 16.1%. In local currency, Operating Income increased by 4.9%.

Adjusted EBITDA reached CLP 56,113 million, an increase of 16.1% compared to the previous year. Adjusted EBITDA Margin was 20.9%, a contraction of 96 basis points. In local currency, Adjusted EBITDA increased by 8.7%.

CHILE: Second Quarter 2026 vs. Second Quarter 2025

	2Q25	2Q26	% Var.
	(Figures in million CLP)
Net Sales	286,964	302,499	5.4%
Operating Income	22,284	27,779	24.7%
Adjusted EBITDA	37,141	44,123	18.8%

During the quarter, Sales Volume reached 69.3 million unit cases, representing a 2.5% increase, driven by growth in the Soft Drinks and Water categories, partially offset by declines in the Juices and Other Non-Alcoholic Beverages and the Beer and Other Alcoholic Beverages categories. The Non-Alcoholic Beverages segment accounted for 88.6% of total sales volume and grew by 3.0%, driven by growth in the Soft Drinks and Water categories, partially offset by a decline in the Juices and Other Non-Alcoholic Beverages category. The Alcoholic Beverages segment accounted for 11.4% of total sales volume and declined by 1.0%, driven by a decrease in the Beer and Other Alcoholic Beverages categories. Transactions totaled 407.0 million, representing an increase of 2.7%.

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Net Sales reached CLP 302,499 million, a 5.4% growth, primarily driven by the increase in average revenue per unit case sold, resulting from price increases, combined with the aforementioned volume growth. Net sales in the Non-Alcoholic Beverages segment increased by 6.9%, accounting for 78.5% of total sales. Net Sales in the Alcoholic Beverages segment increased by 0.2%, accounting for 21.5% of total sales.

Cost of Sales increased by 2.7%, primarily due to (i) higher sales volume, (ii) higher costs of Pet resin, and (iii) a shift in the mix toward products with higher unit costs. This was partially offset by (i) lower sugar costs, (ii) lower concentrate costs, and (iii) the positive effect of the appreciation of the Chilean peso on our dollar-denominated costs.

Distribution Costs and Administrative Expenses increased by 6.7%, primarily due to higher distribution expenses and higher costs for labor and third-party services.

The aforementioned effects led to an Operating Income of CLP 27,779 million, increasing 24.7% compared to the previous year. Operating Margin was 9.2%.

Adjusted EBITDA reached CLP 44,123 million, an increase of 18.8%. Adjusted EBITDA Margin was 14.6%, an expansion of 164 basis points.

PARAGUAY: Second Quarter 2026 vs. Second Quarter 2025

	2Q25	2Q26	% Var.	2Q25	2Q26	Var %
	(Figures in million CLP)			(Figures in million PGY)
Net Sales	61,963	81,040	30.8%	522,501	559,069	7.0%
Operating Income	13,142	17,660	34.4%	110,747	122,103	10.3%
Adjusted EBITDA	16,647	22,460	34.9%	140,315	155,155	10.6%

During the quarter, Sales Volume reached 18.7 million unit cases, an increase of 2.3%, driven by growth across all categories. The Non-Alcoholic Beverages segment accounted for 96.9% of total sales volume and grew by 1.8%, driven by growth across all categories within the segment. The Alcoholic Beverages segment accounted for 3.1% of total sales volume and increased by 23.1%. Transactions totaled 123.8 million, representing a 5.0% increase.

Net Sales totaled CLP 81,040 million, showing an increase of 30.8%. In local currency, Net Sales increased by 7.0%, driven by higher average revenue per unit case sold due to price increases, combined with the aforementioned volume growth. Net Sales in the Non-Alcoholic Beverages segment increased by 6.2% in local currency, accounting for 93.9% of total sales. Net Sales in the Alcoholic Beverages segment increased by 20.7% in local currency, accounting for 6.1% of total sales.

Cost of Sales in the reporting currency increased by 26.1%. In local currency, it increased by 3.1%, which is primarily explained by (i) the higher cost of concentrate, (ii) a shift in the mix toward products with a higher unit cost, and (iii) higher depreciation charges. This was partially offset by lower costs for sweeteners and by the appreciation of the Paraguayan guaraní against our dollar-denominated costs.

Distribution Costs and Administrative Expenses increased by 40.7%, and in local currency, they increased by 14.9%. This is primarily due to (i) higher distribution costs, (ii) lower other operating income classified under this item, and (iii) higher labor costs.

The aforementioned effects led to an Operating Income of CLP 17,660 million, increasing 34.4% compared to the previous year. Operating Margin reached 21.8%. In local currency, Operating Income increased by 10.3%.

Adjusted EBITDA reached CLP 22,460 million, an increase of 34.9%, and Adjusted EBITDA Margin was 27.7%, an expansion of 85 basis points. In local currency, Adjusted EBITDA increased by 10.6%.

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ACCUMULATED RESULTS: 1st Half 2026 vs. 1st Half 2025

Consolidated Results

(Figures in million CLP)	1H25	1H26	% Var.
Net Sales	1,612,680	1,744,445	8.2%
Operating Income	210,562	242,221	15.0%
Adjusted EBITDA	288,529	333,586	15.6%
Net income attributable to the owners of the controller	113,589	134,902	18.8%

Consolidated Sales Volume was 465.3 million unit cases, representing a 1.5% increase compared to the same period in 2025, driven by volume growth in the operations in Brazil, Chile, and Paraguay, partially offset by a decline in volume in the Argentine operation. The Non-Alcoholic Beverages segment accounted for 95.4% of total sales volume and grew by 1.4%, driven by growth in the segment’s operations in Brazil, Chile, and Paraguay, partially offset by a decline in volume in the Argentine operation. The Alcoholic Beverages segment accounted for 4.6% of total sales volume and grew by 2.9%, driven primarily by increased volume in the segment’s operations in Brazil, Paraguay, and Argentina, and was partially offset by a decline in the Chilean operation. Meanwhile, transactions totaled 2,520.9 million, representing an increase of 1.3%. Consolidated Net Sales reached CLP 1,744,445 million, an increase of 8.2%.

Consolidated Cost of Sales increased by 6.6%, primarily due to (i) higher concentrate costs in Brazil and Paraguay, (ii) the effect of a shift in the mix toward products with higher unit costs in Brazil, Chile, and Paraguay, (iii) higher Pet resin costs in Chile, (iv) the effect of translating figures from our subsidiaries in Argentina, Brazil, and Paraguay to the reporting currency, and (v) the effect of the devaluation of Argentina’s local currency on our dollar-denominated costs. This was partially offset by (i) lower sugar costs in Brazil, Chile, and Paraguay, (ii) lower concentrate costs in Argentina and Chile, and (iii) the positive effect of the appreciation of the Brazilian real, the Chilean peso, and the Paraguayan guaraní against the U.S. dollar on our dollar-denominated costs.

Consolidated Distribution Costs and Administrative Expenses increased by 8.4%, primarily due to (i) higher distribution costs in Brazil, Chile, and Paraguay, (ii) higher marketing expenses across our four franchises, (iii) higher labor costs in Brazil, Chile, and Paraguay, (iv) lower other operating income in Argentina, Brazil, and Paraguay, and (v) the effect of translating the financial statements of our subsidiaries in Argentina, Brazil, and Paraguay to the reporting currency. This was partially offset by lower labor and distribution costs in Argentina.

The aforementioned effects resulted in consolidated Operating Income of CLP 242,221 million, an increase of 15.0%. Operating margin was 13.9%.

Consolidated Adjusted EBITDA reached CLP 333,586 million, an increase of 15.6%. Adjusted EBITDA Margin was 19.1%, an expansion of 123 basis points.

Net income attributable to the owners of the controller was CLP 134,902 million, an increase of 18.8%, and the Net Margin reached 7.7%.

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Argentina

	1H25	1H26	Var %	1H25	1H26	% Var.
	(Figures in million CLP)			(Figures in million ARS as of June 2026)
Net Sales	392,592	395,150	0.7%	671,566	635,009	-5.4%
Operating Income	42,350	44,443	4.9%	72,444	71,420	-1.4%
Adjusted EBITDA	65,344	68,932	5.5%	111,778	110,775	-0.9%

Sales Volume decreased by 6.0%, reaching 84.3 million unit cases, due to declines in the Soft Drinks and Water categories, which were partially offset by volume growth in the Juices and Other Non-Alcoholic Beverages and Beer and Other Alcoholic Beverages categories. Meanwhile, transactions reached 393.0 million, representing a 5.7% decrease.

Net Sales totaled CLP 395,150 million, an increase of 0.7%, while, in local currency, Net Sales decreased by 5.4%, primarily due to the aforementioned decline in volume, which was partially offset by an increase in average revenue per unit case sold.

Cost of Sales decreased by 0.5%. In local currency, it decreased by 6.6%, primarily due to lower sales volume and a lower cost of concentrate. This was partially offset by (i) higher depreciation charges, (ii) higher labor costs, and (iii) the devaluation of the Argentine peso, which impacts our dollar-denominated costs.

Distribution Costs and Administrative Expenses increased by 1.2% in the reporting currency. In local currency, these decreased by 4.9%, primarily due to the effect of lower sales volumes on distribution and haulage expenses, as well as lower labor costs. This was partially offset by lower other operating income classified under this item and higher marketing expenses.

The aforementioned effects led to an Operating Income of CLP 44,443 million, an increase of 4.9%. Operating Margin was 11.2%. In local currency, Operating Income decreased by 1.4%.

Adjusted EBITDA reached CLP 68,932 million, an increase of 5.5%. Adjusted EBITDA Margin was 17.4%, an expansion of 80 basis points. Meanwhile, Adjusted EBITDA in local currency decreased by 0.9%.

Brazil

	1H25	1H26	% Var.	1H25	1H26	% Var.
	(Figures in million CLP)			(Figures in million BRL)
Net Sales	455,974	525,752	15.3%	2,750	3,033	10.3%
Operating Income	77,994	93,030	19.3%	471	538	14.3%
Adjusted EBITDA	96,932	118,106	21.8%	585	683	16.8%

Sales Volume increased by 5.0%, reaching 182.7 million unit cases, driven by volume growth across all categories. The Non-Alcoholic Beverages segment accounted for 99.1% of total sales volume and grew by 4.7%, driven by growth in all categories within the segment. The Alcoholic Beverages segment accounted for 0.9% of total sales volume and grew by 46.1%, driven by growth in the Beer category, partially offset by a decline in the Other Alcoholic Beverages category. Meanwhile, transactions reached 973.6 million, representing a 4.0% increase.

Net Sales reached CLP 525,752 million, an increase of 15.3%. In local currency, Net Sales increased by 10.3%, due to the aforementioned volume growth and a higher average price resulting from the price increases we have implemented. Net Sales in the Non-Alcoholic Beverages segment increased by 10.2% in local currency, accounting for 97.6% of total sales. Net Sales in the Alcoholic Beverages segment increased by 13.2% in local currency, accounting for 2.4% of total sales.

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Cost of Sales increased by 14.0%, while in local currency it increased by 8.9%, primarily due to (i) higher sales volume, (ii) higher concentrate costs, (iii) a shift in the mix toward products with higher unit costs, and (iv) higher depreciation charges. This was partially offset by lower sugar costs, as well as by the positive effect on our dollar-denominated costs of the appreciation of the Brazilian real against the U.S. dollar.

Distribution Costs and Administrative Expenses increased by 15.9% in the reporting currency and by 10.8% in local currency, primarily due to (i) higher marketing expenses, (ii) higher labor costs, (iii) higher distribution expenses, and (iv) lower other operating income classified under this item.

The aforementioned effects led to an Operating Income of CLP 93,030 million, an increase of 19.3%. Operating Margin was 17.7%. In local currency, Operating Income increased by 14.3%.

Adjusted EBITDA reached CLP 118,106 million, an increase of 21.8% compared to the previous year. Adjusted EBITDA Margin was 22.5%, an expansion of 121 basis points. In local currency, Adjusted EBITDA increased by 16.8%.

Chile

	1H25	1H26	% Var.
	(Figures in million CLP)
Net Sales	628,704	654,526	4.1%
Operating Income	62,582	71,819	14.8%
Adjusted EBITDA	91,678	104,367	13.8%

Sales Volume reached 156.7 million unit cases, representing a 1.9% increase, driven by growth in the Soft Drinks and Water categories, partially offset by declines in the Juices and Other Non-Alcoholic Beverages and Beer and Other Alcoholic Beverages categories. The Non-Alcoholic Beverages segment accounted for 88.4% of total sales volume and grew by 2.5%, driven by growth in the Soft Drinks and Water categories, partially offset by a decline in the Juices and Other Non-Alcoholic Beverages category. The Alcoholic Beverages segment accounted for 11.6% of total sales volume and declined by 2.4%, driven by decreases across all categories within the segment. Meanwhile, transactions reached 878.0 million, unchanged from the previous year.

Net Sales totaled CLP 654,526 million, an increase of 4.1%, driven by a higher average price during the period—due to price increases implemented—and the aforementioned volume growth. Net Sales in the Non-Alcoholic Beverages segment increased by 5.3%, accounting for 78.4% of total sales. Net Sales in the Alcoholic Beverages segment increased by 0.1%, accounting for 21.6% of total sales.

Cost of Sales increased by 2.0%, primarily due to (i) higher sales volume, (ii) higher Pet resin costs, and (iii) a shift in the mix toward products with higher unit costs. This was partially offset by (i) lower sugar costs, (ii) lower concentrate costs, and (iii) the positive effect of the appreciation of the Chilean peso on our dollar-denominated costs.

Distribution Costs and Administrative Expenses increased by 5.4%, primarily due to (i) higher marketing expenses, (ii) higher distribution expenses, and (iii) higher labor costs.

The aforementioned effects led to an Operating Income of CLP 71,819 million, increasing 14.8% compared to the previous year. Operating Margin was 11.0%.

Adjusted EBITDA reached CLP 104,367 million, an increase of 13.8%. Adjusted EBITDA Margin was 15.9%, an expansion of 136 basis points.

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Paraguay

	1H25	1H26	% Var.	1H25	1H26	% Var.
	(Figures in million CLP)			(Figures in million PGY)
Net Sales	139,348	173,017	24.2%	1,159,314	1,240,807	7.0%
Operating Income	33,282	40,350	21.2%	276,620	289,994	4.8%
Adjusted EBITDA	40,385	49,600	22.8%	335,845	356,018	6.0%

Sales Volume reached 41.6 million unit cases, representing a 1.2% increase, driven primarily by volume growth in the Water, Beer and Other Alcoholic Beverages categories, partially offset by a decline in the Soft Drinks category. The Non-Alcoholic Beverages segment accounted for 96.3% of total sales volume and grew by 0.1%. The Alcoholic Beverages segment accounted for 3.7% of total sales volume and grew by 45.4%, driven by growth in the Beer category. Meanwhile, transactions reached 276.3 million, representing an increase of 6.7%.

Net Sales totaled CLP 173,017 million, an increase of 24.2%. In local currency, Net Sales increased by 7.0%, driven by a higher average price during the period—due to price increases implemented—and, to a lesser extent, by the aforementioned volume growth. Net Sales in the Non-Alcoholic Beverages segment increased by 4.9% in local currency, accounting for 92.7% of total sales. Net Sales in the Alcoholic Beverages segment increased by 43.9% in local currency, accounting for 7.3% of total sales.

Cost of Sales increased by 23.8% and by 6.8% in local currency, primarily due to (i) higher concentrate costs, (ii) a shift in the mix toward products with higher unit costs, and (iii) higher depreciation charges. This was partially offset by lower costs for sweeteners and the appreciation of the Paraguayan guaraní against our dollar-denominated costs.

Distribution Costs and Administrative Expenses increased by 28.7% in the reporting currency. In local currency, they increased by 10.5%, primarily due to (i) higher distribution costs, (ii) higher labor costs, (iii) lower operating income classified under this item, and (iv) higher marketing expenses.

The aforementioned effects led to an Operating Income of CLP 40,350 million, increasing 21.2% compared to the previous year. Operating Margin reached 23.3%. In local currency, Operating Income increased by 4.8%.

Adjusted EBITDA reached CLP 49,600 million, increasing 22.8% compared to the previous year, and Adjusted EBITDA Margin was 28.7%, a decrease of 31 basis points. In local currency, Adjusted EBITDA increased by 6.0%.

NON-OPERATING INCOME FOR THE QUARTER

Net Financial Income and Expense account recorded an expense of CLP 12,185 million, compared to an expense of CLP 12,649 million in the same quarter of the previous year; this difference is primarily due to higher financial income resulting from increased cash balances.

Share of Profit or Loss from Investments Accounted for Using the Equity Method went from a profit of CLP 139 million to a profit of CLP 842 million, primarily due to higher results from subsidiaries in Chile and Brazil.

Other Income and Expenses account recorded a loss of CLP 6,961 million, compared to a loss of CLP 6,098 million in the same quarter of the previous year; this difference is primarily due to the fact that in the previous year, other income of CLP 2,836 million was recognized as a result of an indemnification in Brazil.

Results by Adjustment Units and Exchange Rate Differences went from a loss of CLP 2,448 million to a loss of CLP 10,707 million. The increase in this loss is primarily due to higher inflation this quarter (2.46%) compared to the same quarter of the previous year (0.96%), which has a negative impact when adjusting the Company’s debt denominated in UF.

Income Tax went from -CLP 22,085 million to -CLP 26,782 million. This variation is primarily attributable to (i) higher pre-tax income, and (ii) the tax impact of higher dividends distributed by our subsidiaries in Argentina and Paraguay.

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CONSOLIDATED BALANCE SHEET

The balances of assets and liabilities as of the closing dates of these financial statements are as follows:

	12.31.2025	06.30.2026	Variation
	million CLP	million CLP	million CLP
Assets
Current assets	1,033,053	996,916	-36,137
Non-current assets	2,387,353	2,496,561	109,209
Total Assets	3,420,405	3,493,477	73,072

	12.31.2025	06.30.2026	Variation
	million CLP	million CLP	million CLP
Liabilities
Current liabilities	730,413	618,191	-112,222
Non-current liabilities	1,493,439	1,515,045	21,606
Total Liabilities	2,223,852	2,133,236	-90,616

	12.31.2025	06.30.2026	Variation
	million CLP	million CLP	million CLP
Equity
Non-controlling interests	39,155	40,513	1,358
Equity attributable to the owners of the controller	1,157,399	1,319,728	162,329
Total Equity	1,196,554	1,360,241	163,687

As of the end of June 2026, compared to year-end 2025, the Brazilian real and the Paraguayan guaraní appreciated against the Chilean peso by 8.1% and 9.9%, respectively, which led to an increase in assets, liabilities, and equity accounts due to the effect of translating figures to the reporting currency. Meanwhile, the Argentine peso depreciated by 0.2% against the Chilean peso, resulting in a decrease in assets, liabilities, and equity due to the translation of figures to the reporting currency. Additionally, in accordance with IAS 29, the figures for Argentina, prior to translation, are adjusted for accumulated inflation from year-end 2025 through the closing date of this report, increasing the local currency figures by 16.9%.

Assets

Total assets increased by CLP 73,072 million, or 2.1%, compared to December 2025.

Current assets decreased by CLP 36,137 million, or 3.5%, compared to December 2025. This decrease is primarily due to a decline in trade receivables and other current receivables (-CLP 87,980 million), driven by seasonal factors, as we are comparing with December, the month with the highest sales of the year, resulting in higher accounts receivable compared to an average month. This was partially offset by increases in cash and cash equivalents (CLP 25,538 million) and inventories (CLP 23,862 million), primarily due to higher levels of raw material inventory in Brazil and finished goods inventory in Argentina.

Meanwhile, non-current assets increased by CLP 109,209 million, or 4.6% compared to December 2025, primarily due to the increase in property, plant, and equipment (CLP 67,540 million), resulting from investments made in our operations, and from the currency translation effect and restatement under IAS 29 in our Argentine operations, partially offset by depreciation. Added to this was an increase in intangible assets other than goodwill (CLP 37,815 million), primarily due to the currency translation effect on the balances of distribution rights in Brazil and Paraguay.

Liabilities and Equity

In total, liabilities decreased by CLP 90,616 million, a 4.1% decline compared to December 2025.

Current liabilities decreased by CLP 112,222 million, a 15.4% decrease compared to December 2025, primarily due to the decrease in trade payables and other current payables (-CLP 101,049 million), attributable to seasonal factors, given that December is the month with the highest sales of the year and, consequently, a month with high payables to suppliers.

On the other hand, non-current liabilities increased by CLP 21,606 million, or 1.4% compared to December 2025, primarily due to an increase in deferred tax liabilities (CLP 14,739 million) resulting from the positive effect of the conversion of the deferred liability for distribution rights.

As for equity, it increased by CLP 163,687 million, or 13.7% compared to December 2025, due to the change in accumulated earnings resulting from the profits earned during the period (CLP 134,902 million) and the effect of restating equity balances at our subsidiary in Argentina in accordance with IAS 29 (CLP 50,687 million), partially offset by the distribution of dividends (-CLP 101,378 million). Furthermore, the “Other Reserves” account increased by CLP 78,117 million, primarily due to the positive effect of currency translation of subsidiary figures and the change in the valuation of hedging derivatives.

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06.30.2026
million CLP
Assets by segment
Argentina	500,264
Brazil	1,100,504
Chile	1,444,109
Paraguay	448,599
Total Assets	3,493,477

06.30.2026
million CLP
Liabilities by segment
Argentina	154,735
Brazil	772,501
Chile	1,125,509
Paraguay	80,492
Total Liabilities	2,133,236

FINANCIAL ASSETS AND LIABILITIES

CONSOLIDATED NET FINANCIAL DEBT	(MUSD)
Total Financial Assets	473
Cash and cash equivalents (1)	349
Other current financial assets (1)	51
Net valuation of hedging derivatives (2)	73

Financial Debt	1,275
Bonds in the international market	516
Bonds in the local market (Chile)	597
Bank Debt and Other	161

Net financial debt	802

(1) Financial assets Corresponding to cash and cash equivalents and other current financial assets are invested in low-risk instruments such as time deposits, short-term fixed-income mutual funds, and others.

(2) Considers net effect of valuations for and against hedge derivatives.

CURRENCY EXPOSURE (%)

	Financial Assets (1)	Financial Debt (3)
CLP (Chile)	66%	38%
Unidad de Fomento (Chilean pesos indexed to Inflation)	9%	45%
BRL (Brazil)	12%	16%
PGY (Paraguay)	6%	0%
ARS (Argentina)	4%	0%
USD (United States)	3%	1%
CHF (Switzerland)	0%	0%
Total	100%	100%

(3) Includes valuation of hedging derivatives.

RISK RATING

Local rating agencies	Rating
Moody’s Local CL	AA+
Fitch Chile	AA+

International rating agencies	Rating
Moody’s Ratings	Baa1
Fitch Ratings, Inc.	BBB+

DEBT AMORTIZATION PROFILE

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CASH FLOW

	06.30.2025	06.30.2026	Variation
	million CLP	million CLP	million CLP	%
Cash Flow
Operating	156,676	238,142	81,467	52.0%
Investment	-39,700	-94,844	-55,144	138.9%
Financing	-156,443	-125,847	30,596	-19.6%
Net cash flow for the period	-39,467	17,451	56,919	-144.2%

During the current period, the Company generated a positive net cash flow of CLP 17,451 million, which is explained as follows:

Operating activities generated a positive net cash flow of CLP 238,142 million, higher than the CLP 156,676 million recorded in the same period of 2025, which is primarily due to higher collections from the sale of goods, partially offset by higher payments to suppliers and employees.

Investing activities generated a negative cash flow of CLP 94,844 million, representing a decrease of CLP 55,144 million compared to the previous period, which is primarily attributable to the sale of financial assets that generated net cash proceeds of CLP 72,786 million in 2025 but did not occur in 2026, combined with lower capital expenditures in 2026.

Financing activities generated a negative cash flow of CLP 125,847 million, representing a positive variation (lower cash outflow) of CLP 30,596 million compared to the previous period, primarily due to lower dividend payments in 2026 of CLP 38,361 million compared to the same period in 2025.

KEY INDICATORS

INDICATOR	Definition	Unit	Jun 26	Dec 25	Jun 25	Jun 26 vs. Dec 25		Jun 26 vs. Jun 25
LIQUIDITY
Current liquidity	Current Asset	Times	1.6	1.4	1.3	14.0%		21.7%
	Current Liability
Acid ratio	Current Assets - Inventory	Times	1.1	1.0	0.8	8.4%		31.3%
	Current Liability
ACTIVITY
Investment		CLP million	83,119	276,728	95,691	-70.0%		-13.1%

Inventory turnover	Cost of Sales	Times	3.3	6.7	3.2	-51.0%		2.7%
	Average Inventory
INDEBTEDNESS
Indebtedness ratio	Net Financial Debt*	Times	0.5	0.6	0.7	-13.8%		-26.9%
	Total Equity*
Financial expense coverage	Adjusted EBITDA (12M)	Times	15.0	12.1	9.9	23.5%		51.0%
	Financial Expenses* (12M) - Financial Income* (12M)
Net Financial Debt /	Net Financial Debt	Times	1.1	1.2	1.4	-11.0%		-22.7%
Adjusted EBITDA	Adjusted EBITDA (12M)
PROFITABILITY
On Equity	Net Income Fiscal Year (12M)%		23.4%	25.2%	24.7%	(1.8	)pp	(1.3	)pp
	Average Equity
On Total Assets	Net Income Fiscal Year (12M)%		8.4%	8.0%	7.9%	0.4	pp	0.5	pp
	Average Assets

*The definitions used can be found in the Glossary on page 16 of this document.

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Liquidity

Current liquidity showed a 14.0% increase compared to December 2025, driven by a 15.4% decrease in current liabilities, which exceeded the 3.5% decrease in current assets.

Acid Ratio increased by 8.4% compared to December 2025, driven by the factors mentioned above and by the increase in inventory (7.8%) during the period. Current assets excluding inventory decreased by 8.2% compared to December 2025.

Activity

As of the end of June 2026, investments totaled CLP 83,119 million, representing a 13.1% decrease compared to the same period in 2025, primarily due to lower productive investments (mainly in Brazil).

Inventory turnover reached 3.3 times, showing a 2.7% increase compared to the same period in 2025, primarily due to the rise in cost of sales (6.6%), which exceeded the increase in average inventory (3.8%) when compared to the same period in 2025.

Indebtedness

The Debt-to-Equity Ratio stood at 0.5 times at the end of June 2026, representing a 13.8% decrease compared to the end of December 2025. This is primarily due to an increase in total equity (13.7%) and a decrease in net financial debt (2.0%).

The Financial Expense Coverage Ratio showed a 23.5% increase compared to December 2025, reaching 15.0 times. This is because the 12-month Adjusted EBITDA increased by 10.1%, while the 12-month net financial expenses decreased by 10.9%.

The Net Financial Debt/Adjusted EBITDA ratio stood at 1.1 times at the end of June 2026, representing an 11.0% decrease compared to December 2025. This is due to the decrease in net financial debt (2.0%) and the increase in 12-month Adjusted EBITDA (10.1%).

Profitability

Return on equity reached 23.4%, 1.8 percentage points lower than the figure recorded in December 2025. This result is due to the increase in average equity (16.1%), which exceeded the increase in 12-month net income (7.9%).

Meanwhile, Return on Total Assets was 8.4%, 0.4 percentage points higher than the figure recorded in December 2025, driven by the increase in 12-month net income (7.9%), which exceeded the increase in average assets (3.0%).

MACROECONOMIC INFORMATION

INFLATION	Accumulated 1H26	L12M
Argentina*	16.87%	33.56%
Brazil	3.36%	4.64%
Chile	2.93%	4.30%
Paraguay	1.94%	2.09%

*Official inflation published by the Argentine National Institute of Statistics and Census (INDEC). It should be noted that the inflation rate used to restate Argentina's figures in accordance with IAS 29 corresponds to the inflation rate estimated by the Central Bank of Argentina (in its Market Expectations Survey report), which is also adjusted for the difference between the estimate (by the Central Bank) and the actual inflation rate for the previous month (INDEC).

	Local currency/USD			CLP/local currency
	(Average exchange rate*)			(Average exchange rate*)
EXCHANGE RATES USED	2Q25	2Q26	% Var.	2Q25	2Q26	% Var.
Argentina	1,205.0	1,482.0	23.0%	0.8	0.6	-19.7%
Brazil	5.67	5.05	-10.9%	167.08	178.19	6.7%
Chile	947	900	-5.0%	N/A	N/A	N/A
Paraguay	7,986	6,199	-22.4%	0.12	0.15	22.4%

*Except for Argentina, where the closing exchange rate is used, in accordance with IAS 29.

	Local currency/USD			CLP/local currency
	(Average exchange rate*)			(Average exchange rate*)
EXCHANGE RATES USED	1H25	1H26	% Var.	1H25	1H26	Var %
Argentina	1,205.0	1,482.0	23.0%	0.8	0.6	-19.7%
Brazil	5.76	5.15	-10.5%	165.87	173.23	4.4%
Chile	955	893	-6.5%	N/A	N/A	N/A
Paraguay	7,954	6,387	-19.7%	0.12	0.14	16.4%

*Except for Argentina, where the closing exchange rate is used, in accordance with IAS 29.

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MARKET RISK ANALYSIS

The Company’s risk management is the responsibility of the office of the Chief Executive Officer (through the areas of Corporate Management Control, Sustainability and Risks, which report to the office of the Chief Financial Officer), as well as each of the management areas of Coca-Cola Andina. The main risks that the Company has identified and that could possibly affect the business are as follows:

Relationship with The Coca-Cola Company

A large part of the Company’s sales derives from the sale of products whose trademarks are owned by The Coca-Cola Company, which has the ability to exert an important influence on the business through its rights under the Licensing or Bottling Agreements. In addition, we depend on The Coca-Cola Company to renew these Bottling Agreements.

Non-alcoholic beverage business environment

Consumers, public health officials, and government officials in our markets are increasingly concerned about the public health consequences associated with obesity, which can affect demand for our products, especially those containing sugar.

The Company has developed a large portfolio of sugar-free products and has also made reformulations to some of its sugary products, significantly reducing the sugar content of its products.

Raw material prices and exchange rates

Many raw materials are used in the production of beverages and packaging, including sugar and Pet resin, the prices of which may present great volatility. In the case of sugar, the Company sets the price of a part of the volume that it consumes with some anticipation, in order to avoid having large fluctuations of cost that cannot be anticipated.

In addition, these raw materials are traded in dollars; the Company has a policy of hedging in the futures market a portion of the dollars it uses to buy raw materials.

Instability in the supply of utilities and raw materials

In the countries in which we operate, our operations depend on a stable supply of utilities, fuel and raw materials. Power outages or water shutoffs, as well as the lack of raw materials, may result in interruptions of our production. The Company has mitigation plans to reduce the effects of eventual interruptions in the supply of utilities and raw materials.

Economic conditions of the countries where we operate

The Company maintains operations in Argentina, Brazil, Chile and Paraguay. The demand for our products largely depends on the economic situation of these countries. Moreover, economic instability can cause depreciation of the currencies of these countries, as well as inflation, which may eventually affect the Company’s financial situation.

New tax laws or modifications to tax incentives

We cannot ensure that any government authority in any of the countries in which we operate will not impose new taxes or increase existing taxes on our raw materials, products or containers. Likewise, we cannot assure that these authorities are going to uphold and/or renew tax incentives that currently benefit some of our operations.

A devaluation of the currencies of the countries where we have our operations, regarding the Chilean peso, can negatively affect the results reported by the Company in Chilean pesos

The Company reports its results in Chilean pesos, while a large part of its revenues and Adjusted EBITDA comes from countries that use other currencies. Should currencies devaluate regarding the Chilean peso, this would have a negative effect on the results of the Company, upon the translation of results into Chilean pesos.

The imposition of exchange controls could restrict the entry and exit of funds to and from the countries in which we operate, which could significantly limit our financial capacity

The imposition of exchange controls in the countries in which we operate could affect our ability to repatriate profits, which could significantly limit our ability to pay dividends to our shareholders. Additionally, it may limit the ability of our foreign subsidiaries to finance payments of U.S. dollar denominated liabilities required by foreign creditors.

Protests and demonstrations in the countries in which we operate could potentially have a negative effect on the economy and on our business and financial condition

We cannot predict whether protests and demonstrations, which have sometimes been violent in the past, will significantly affect the economies of the countries in which we operate, nor whether the public policies implemented by the government in response to these demonstrations will have a negative impact on the economy and our business. Nor can we guarantee that demonstrations and vandalism will not cause damage to our logistics and production infrastructure.

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Our business is subject to risks from pandemics such as COVID-19.

Pandemics pose the risk that we or our employees, contractors, suppliers and other partners may be limited or prevented from conducting business for an indefinite period of time, including due to shutdowns that may be requested or ordered by government authorities. In addition, we may experience disruptions in the supply of raw materials.

Pandemics and related governmental actions could adversely affect our business and results of operations, potentially in a material way.

A more detailed analysis of business risks is available in the Company’s 20-F and Annual Report, available on our website.

RECENT EVENTS

Dividend 237

On May 14, 2026, the Company paid Dividend 237: CLP 102.0 per Series A share and CLP 112.2 per Series B share.

GLOSSARY

Adjusted EBITDA: includes Revenue, Costs of Sales, Distribution Costs and Administrative Expenses, included in the Financial Statements submitted to Chile’s Financial Market Commission and determined in accordance with IFRS, plus Depreciation.

Currency-neutral of a quarter q for a Q year is calculated using the same ratio of local currencies to the Chilean peso as the q quarter of the Q-1 year. In the case of Argentina, given that it is a hyperinflationary economy, the result of the q quarter is also deflated by inflation of the last 12 months.

Financial Expenses: correspond to interest generated by the Company’s financial debt.

Financial Income: corresponds to the interest generated by the Company's cash.

Net Financial Debt: considers the consolidated financial liability that accrues interest, i.e.: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) the sum of cash and cash equivalent; plus other current financial assets; plus other non-current financial assets (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to cover exchange rate risk and/or interest rate of financial liabilities).

Operating Income: includes Revenue, Costs of Sales, Distribution Costs and Administrative Expenses, included in the Financial Statements submitted to Chile Financial Market Commission and determined in accordance with IFRS.

Total Equity: corresponds to the equity attributable to the owners of the controller plus non-controlling interests.

Transactions: refers to the number of units sold, regardless of size.

Volume: expressed in Unit Cases (UCs), which is the conventional measurement used to measure sales volume in the Coca-Cola System worldwide.

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ADDITIONAL INFORMATION

STOCK EXCHANGES ON WHICH WE TRADE
ANDINA-A ANDINA-B	AKO/A AKO/B

ESG INDICES IN WHICH WE PARTICIPATE
Dow Jones Sustainability Index Chile Dow Jones Sustainability MILA Pacific Alliance Index.

NUMBER OF SHARES
TOTAL: 946,570,604	SERIES A: 473,289,301	SERIES B: 473,281,303	SHARES PER ADR: 6

ABOUT COCA-COLA ANDINA

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 58.0 million people, delivering 945.8 million unit cases —or 5,370 million liters—of soft drinks, juices, bottled water, beer and other alcoholic beverages during 2025. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company's value generation proposal is to become a Total Beverage Company, using existing resources efficiently and sustainably, developing a relationship of excellence with consumers of its products, as well as with its collaborators, customers, suppliers, the community in which it operates and with its strategic partner The Coca-Cola Company, in order to increase ROIC for shareholders in the long term. For additional company information visit www.koandina.com.

This document may contain forward-looking statements that reflect a good faith expectation by Coca-Cola Andina and are based on currently available information. However, the results ultimately obtained are subject to a number of variables, many of which are beyond the Company's control, and which could materially impact actual performance. Among the factors that could cause a shift in performance are: political and economic conditions on mass consumption, price pressures resulting from competitive discounts from other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time and that are periodically disclosed in reports to the relevant regulatory authorities and are available on our website.

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Consolidated Income Statement

(In million Chilean pesos)

	Second Quarter 2026					Second Quarter 2025
	Argentina	Brazil	Chile	Paraguay	Total (1)	Argentina	Brazil	Chile	Paraguay	Total (1)	% Ch.
Volume total beverages (Million UC)	36.4	89.3	69.3	18.7	213.7	39.0	82.6	67.6	18.2	207.5	3.0%
Transactions (Million)	174.7	482.9	407.0	123.8	1,188.4	185.5	435.8	396.2	117.9	1,135.4	4.7%

Net sales	170,808	268,054	302,499	81,040	820,087	170,285	220,715	286,964	61,963	738,154	11.1%
Cost of sales	-95,778	-162,928	-198,816	-45,702	-500,909	-96,990	-133,374	-193,556	-36,253	-458,313	9.3%
Gross profit	75,030	105,126	103,683	35,338	319,178	73,295	87,340	93,409	25,710	279,841	14.1%
Gross margin	43.9%	39.2%	34.3%	43.6%	38.9%	43.0%	39.6%	32.6%	41.5%	37.9%
Distribution and administrative expenses	-65,526	-61,905	-75,904	-17,678	-221,014	-64,420	-48,783	-71,125	-12,568	-196,896	12.2%

Corporate expenses (2)					-4,929					-3,073	60.4%
Operating income (3)	9,504	43,221	27,779	17,660	93,235	8,875	38,557	22,284	13,142	79,873	16.7%
Operating margin	5.6%	16.1%	9.2%	21.8%	11.4%	5.2%	17.5%	7.8%	21.2%	10.8%
Adjusted EBITDA (4)	21,783	56,113	44,123	22,460	139,550	20,283	48,320	37,141	16,647	119,323	17.0%
Adjusted EBITDA margin	12.8%	20.9%	14.6%	27.7%	17.0%	11.9%	21.9%	12.9%	26.9%	16.2%

Financial (expenses) income (net)					-12,185					-12,649	-3.7%
Share of (loss) profit of investments accounted for using the equity method					842					139	503.8%
Other income (expenses) (5)					-6,961					-6,098	14.2%
Results by readjustement unit and exchange rate difference					-10,707					-2,448	337.4%

Net income before income taxes					64,223					58,818	9.2%

Income tax expense					-26,782					-22,085	21.3%

Net income					37,441					36,733	1.9%

Net income attributable to non-controlling interests					-181					500	-136.2%
Net income attributable to equity holders of the parent					37,260					37,233	0.1%
Net margin					4.5%					5.0%

WEIGHTED AVERAGE SHARES OUTSTANDING					947					947
Earnings per share					39					39
Earnings per ADS					236					236	0.1%

(1)	Total may be different from the addition of the four countries because of intercountry eliminations.
(2)	Corporate expenses partially reclassified to the operations.
(3)	Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.
(4)	Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.
(5)	Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

Consolidated Income Statement

(In million Chilean pesos)

	Six Months 2026					Six Months 2025
	Argentina	Brazil	Chile	Paraguay	Total (1)	Argentina	Brazil	Chile	Paraguay	Total (1)	% Ch.

Volume total beverages (Million UC)	84.3	182.7	156.7	41.6	465.3	89.7	174.0	153.7	41.1	458.5	1.5%
Transactions (Million)	393.0	973.6	878.0	276.3	2,520.9	416.5	936.4	877.7	258.8	2,489.5	1.3%

Net sales	395,150	525,752	654,526	173,017	1,744,445	392,592	455,974	628,704	139,348	1,612,680	8.2%
Cost of sales	-211,901	-313,744	-426,390	-98,146	-1,046,181	-213,068	-275,331	-417,881	-79,254	-981,430	6.6%
Gross profit	183,249	212,008	228,136	74,870	698,263	179,524	180,643	210,824	60,094	631,249	10.6%
Gross margin	46.4%	40.3%	34.9%	43.3%	40.0%	45.7%	39.6%	33.5%	43.1%	39.1%
Distribution and administrative expenses	-138,806	-118,978	-156,317	-34,520	-448,622	-137,174	-102,649	-148,241	-26,812	-414,877	8.1%

Corporate expenses (2)					-7,420					-5,810	27.7%
Operating income (3)	44,443	93,030	71,819	40,350	242,221	42,350	77,994	62,582	33,282	210,562	15.0%
Operating margin	11.2%	17.7%	11.0%	23.3%	13.9%	10.8%	17.1%	10.0%	23.9%	13.1%
Adjusted EBITDA (4)	68,932	118,106	104,367	49,600	333,586	65,344	96,932	91,678	40,385	288,529	15.6%
Adjusted EBITDA margin	17.4%	22.5%	15.9%	28.7%	19.1%	16.6%	21.3%	14.6%	29.0%	17.9%

Financial (expenses) income (net)					-22,743					-26,336	-13.6%
Share of (loss) profit of investments accounted for using the equity method					1,827					1,519	20.3%
Other income (expenses) (5)					-14,183					-8,612	64.7%
Results by readjustement unit and exchange rate difference					-5,380					-6,282	-14.4%

Net income before income taxes					201,743					170,852	18.1%

Income tax expense					-65,560					-57,297	14.4%

Net income					136,183					113,555	19.9%

Net income attributable to non-controlling interests					-1,281					35	-3790.1%
Net income attributable to equity holders of the parent					134,902					113,589	18.8%
Net margin					7.7%					7.0%

WEIGHTED AVERAGE SHARES OUTSTANDING					947					947
Earnings per share					143					120
Earnings per ADS					855					720	18.8%

(1)	Total may be different from the addition of the four countries because of intercountry eliminations.
(2)	Corporate expenses partially reclassified to the operations.
(3)	Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.
(4)	Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.
(5)	Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

Consolidated Income Statement

(In million Local currency)

	Second Quarter 2026				Second Quarter 2025
	Argentina (3)	Brazil	Chile	Paraguay	Argentina (3)	Brazil	Chile	Paraguay
	IAS 29	Nominal	Nominal	Nominal	IAS 29	Nominal	Nominal	Nominal
Total beverages volume (Million UC)	36.4	89.3	69.3	18.7	39.0	82.6	67.6	18.2
Transactions (Million)	174.7	482.9	407.0	123.8	185.5	435.8	396.2	117.9

Net sales	274,491	1,503.5	302,499	559,069	291,289	1,321.4	286,964	522,501
Cost of sales	-153,916	-913.8	-198,816	-315,137	-165,911	-798.5	-193,556	-305,732
Gross profit	120,574	589.6	103,683	243,932	125,378	522.9	93,409	216,768
Gross margin	43.9%	39.2%	34.3%	43.6%	43.0%	39.6%	32.6%	41.5%
Distribution and administrative expenses	-105,301	-347.3	-75,904	-121,829	-110,196	-292.0	-71,125	-106,021

Operating income (1)	15,273	242.3	27,779	122,103	15,182	230.9	22,284	110,747
Operating margin	5.6%	16.1%	9.2%	21.8%	5.2%	17.5%	7.8%	21.2%
Adjusted EBITDA (2)	35,005	314.6	44,123	155,155	34,695	289.3	37,141	140,315
Adjusted EBITDA margin	12.8%	20.9%	14.6%	27.8%	11.9%	21.9%	12.9%	26.9%

(1)	Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.
(2)	Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.
(3)	Argentina 2026 figures are presented in accordance to IAS 29, in June 2026 currency. 2025 figures are also presented in accordance to IAS 29, in June 2026 currency.

Consolidated Income Statement

(In million Local currency)

	Six Months 2026				Six Months 2025
	Argentina (3)	Brazil	Chile	Paraguay	Argentina (3)	Brazil	Chile	Paraguay
	IAS 29	Nominal	Nominal	Nominal	IAS 29	Nominal	Nominal	Nominal
Total beverages volume (Million UC)	84.3	182.7	156.7	41.6	89.7	174.0	153.7	41.1
Transactions (Million)	393.0	973.6	878.0	276.3	416.5	936.4	877.7	258.8

Net sales	635,009	3,033.2	654,526	1,240,807	671,566	2,750.0	628,704	1,159,314
Cost of sales	-340,526	-1,808.9	-426,390	-704,086	-364,474	-1,660.3	-417,881	-659,478
Gross profit	294,483	1,224.3	228,136	536,722	307,092	1,089.6	210,824	499,837
Gross margin	46.4%	40.4%	34.9%	43.3%	45.7%	39.6%	33.5%	43.1%
Distribution and administrative expenses	-223,063	-686.3	-156,317	-246,727	-234,649	-619.1	-148,241	-223,217

Operating income (1)	71,420	538.0	71,819	289,994	72,444	470.5	62,582	276,620
Operating margin	11.2%	17.7%	11.0%	23.4%	10.8%	17.1%	10.0%	23.9%
Adjusted EBITDA (2)	110,775	682.6	104,367	356,018	111,778	584.7	91,678	335,845
Adjusted EBITDA margin	17.4%	22.5%	15.9%	28.7%	16.6%	21.3%	14.6%	29.0%

(1)	Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.
(2)	Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.
(3)	Argentina 2026 figures are presented in accordance to IAS 29, in June 2026 currency. 2025 figures are also presented in accordance to IAS 29, in June 2026 currency.

Consolidated Balance Sheet

(In million Chilean pesos)

				Variation %
ASSETS	06-30-2026	12-31-2025	06-30-2025	12-31-2025	06-30-2025
Cash + Time deposits + market. Securit.	371,404	342,514	207,577	8.4%	78.9%
Account receivables (net)	259,828	355,078	247,136	-26.8%	5.1%
Inventories	328,413	304,551	309,594	7.8%	6.1%
Other current assets	37,271	30,910	53,814	20.6%	-30.7%
Total Current Assets	996,916	1,033,053	818,120	-3.5%	21.9%

Property, plant and equipment	2,782,198	2,536,914	2,456,966	9.7%	13.2%
Depreciation	-1,535,273	-1,357,529	-1,352,618	13.1%	13.5%
Total Property, Plant, and Equipment	1,246,925	1,179,385	1,104,348	5.7%	12.9%

Investment in related companies	92,227	87,088	87,368	5.9%	5.6%
Goodwill	152,216	137,128	143,639	11.0%	6.0%
Other long term assets	1,005,193	983,751	958,792	2.2%	4.8%
Total Other Assets	1,249,636	1,207,967	1,189,800	3.4%	5.0%

TOTAL ASSETS	3,493,477	3,420,405	3,112,268	2.1%	12.2%

				Variation %
LIABILITIES & SHAREHOLDERS' EQUITY	06-30-2026	12-31-2025	06-30-2025	12-31-2025	06-30-2025
Short term bank liabilities	11,437	11,820	47,717	-3.2%	-76.0%
Current portion of bonds payable	19,829	23,808	33,159	-16.7%	-40.2%
Other financial liabilities	28,920	26,791	26,683	7.9%	8.4%
Trade accounts payable and notes payable	493,291	582,499	428,506	-15.3%	15.1%
Other liabilities	64,714	85,495	81,511	-24.3%	-20.6%
Total Current Liabilities	618,191	730,413	617,576	-15.4%	0.1%

Long term bank liabilities	107,666	104,961	0	2.6%	0.0%
Bonds payable	1,007,327	991,601	1,000,549	1.6%	0.7%
Other financial liabilities	76,412	95,234	79,186	-19.8%	-3.5%
Other long term liabilities	323,640	301,643	306,742	7.3%	5.5%
Total Long Term Liabilities	1,515,045	1,493,439	1,386,476	1.4%	9.3%

Minority interest	40,513	39,155	36,876	3.5%	9.9%

Stockholders' Equity	1,319,728	1,157,399	1,071,340	14.0%	23.2%

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	3,493,477	3,420,405	3,112,268	2.1%	12.2%

Financial Highlights

(In million Chilean pesos)

	Accumulated	Accumulated	Accumulated
ADDITIONS TO FIXED ASSETS	06-30-2026	12-31-2025	06-30-2025
Chile	29,114	73,557	33,476
Brazil	23,370	115,963	21,421
Argentina	24,056	45,357	22,379
Paraguay	6,579	41,851	18,415
Total	83,119	276,728	95,691

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, July 28, 2026